SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

____________________________

EDESA BIOTECH, INC.
(Name of Issuer)

Common Shares, no par value per share
(Title of Class of Securities)

27966L108
(CUSIP Number)

Dr. Pardeep Nijhawan
c/o Edesa Biotech, Inc.
100 Spy Court
Markham, Ontario, L3R 5H6, Canada
 (289) 800-9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2020
(Date of Event which Requires Filing of this Statement)

____________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 27966L108		Page 2 of 9 Pages

1		NAME OF REPORTING PERSON Pardeep Nijhawan Medicine Professional Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,135,594
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,135,594
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,135,594
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.3% (1)
14		TYPE OF REPORTING PERSON (see instructions) CO

(1)
Based on a total of 9,577,619 Common Shares of the Company outstanding as of September 17, 2020 and an additional 11,570 Common Shares underlying vested Class A and Class B warrants that are deemed outstanding with respect to this Reporting Person.

CUSIP No. 27966L108		Page 3 of 9 Pages

1		NAME OF REPORTING PERSON The Digestive Health Clinic Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 224,094
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 224,094
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,094
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.3% (1)
14		TYPE OF REPORTING PERSON (see instructions) CO

(1)
Based on a total of 9,577,619 Common Shares of the Company outstanding as of September 17, 2020.

CUSIP No. 27966L108		Page 4 of 9 Pages

1		NAME OF REPORTING PERSON 1968160 Ontario Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 371,727
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 371,727
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,727
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.9% (1)
14		TYPE OF REPORTING PERSON (see instructions) CO
(1) Based on a total of 9,577,619 Common Shares of the Company outstanding as of September 17, 2020.

CUSIP No. 27966L108		Page 5 of 9 Pages

1		NAME OF REPORTING PERSON Pardeep Nijhawan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 585,792
	8	SHARED VOTING POWER 2,731,415
	9	SOLE DISPOSITIVE POWER 585,792
	10	SHARED DISPOSITIVE POWER 2,731,415
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,317,207
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.4% (1)
14		TYPE OF REPORTING PERSON (see instructions) IN

(1)
Based on a total of 9,577,619 Common Shares of the Company outstanding as of September 17, 2020, and an additional 48,480 Common Shares underlying vested share options and an additional 11,570 Common Shares underlying vested Class A and Class B warrants that are deemed outstanding with respect to this Reporting Person.

SCHEDULE 13D

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D jointly filed by (i) Pardeep Nijhawan Medicine Professional Corporation, formed in Ontario, Canada, (ii) The Digestive Health Clinic Inc., formed in Ontario, Canada and (iii) Dr. Pardeep Nijhawan, an individual on June 17, 2019, as amended by Amendment No. 1 filed on August 19, 2019, as further amended by Amendment No. 2 filed on January 16, 2020 (as so amended and supplemented, the “Schedule 13D”), with respect to the common shares, no par value per share (the “Common Shares”) of Edesa Biotech, Inc., a British Columbia corporation, formerly known as “Stellar Biotechnologies, Inc.” (the “Company” or the “Issuer”). Except as expressly amended by this Amendment No. 3, the Schedule 13D remains in full force and effect.

The purpose of this Amendment No. 3 is to (i) report the transfer of all of the capital stock of 1968160 Ontario Inc., an Ontario corporation (1968160 Ontario Inc., collectively with Pardeep Nijhawan Medicine Professional Corporation, Dr. Pardeep Nijhawan, and The Digestive Health Clinic Inc., the “Reporting Persons”), to Dr. Pardeep Nijhawan pursuant to the foreign equivalent of a domestic relations order and (ii) to report the acquisition of Common Shares by Pardeep Nijhawan Medicine Professional Corporation, each as described in this Amendment No. 3.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Shares of the Company, which has its principal executive offices at 100 Spy Court, Markham, Ontario, Canada L3R 5H6.

Item 2. Identity and Background.

This Schedule 13D is jointly filed by the Reporting Persons. Dr. Pardeep Nijhawan is the sole executive officer and sole director of each of Pardeep Nijhawan Medicine Professional Corporation, The Digestive Health Clinic Inc and 1968160 Ontario Inc. Dr. Pardeep Nijhawan is also the Chief Executive Officer of the Issuer. The principal address of the Reporting Persons is 100 Spy Court, Markham, Ontario, Canada L3R 5H6.

Pardeep Nijhawan Medicine Professional Corporation is a professional medical corporation through which Dr. Pardeep Nijhawan operates his medical practice. The Digestive Health Clinic Inc. owns and operates specialist medical clinics with services in gastroenterology, hepatology and internal medicine. 1968160 Ontario Inc. is a holding company that holds 371,727 Common Shares of the Company, among other assets.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Dr. Pardeep Nijhawan is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

Pardeep Nijhawan Medicine Professional Corporation acquired 5,000 Common Shares of the Company on March 17, 2020 at an average purchase price per share of $1.87 and an additional 3,000 Common Shares of the Company on May 26, 2020 at an average purchase price of $2.9797 per share, each in open market purchases.

On September 17, 2020, Dr. Pardeep Nijhawan, pursuant to the foreign equivalent of a domestic relations order, was transferred ownership of 1968160 Ontario Inc., which owns 371,727 Common Shares of the Company (the “Transaction”). The Transaction resulted in Dr. Pardeep Nijhawan becoming the sole owner of 1968160 Ontario Inc., thereby resulting in Dr. Pardeep Nijhawan indirectly and beneficially owning an additional 371,727 Common Shares of the Company.

SCHEDULE 13D

Item 4. Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The Reporting Persons acquired their securities in the Issuer for investment purposes.

Except as otherwise described in this Schedule, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)-(b)

Number of Common Shares beneficially owned:

Pardeep Nijhawan Medicine Professional Corporation (1)	2,135,594 shares
The Digestive Health Clinic Inc.	224,094 shares
Pardeep Nijhawan (2)	3,317,207 shares
1968160 Ontario Inc.	371,727 shares

(1)
Includes 11,570 Common Shares underlying vested Class A and Class B warrants that are deemed outstanding with respect to this Reporting Person.

(2)
Includes 48,480 Common Shares underlying vested share options and an additional 11,570 Common Shares underlying vested Class A and Class B warrants that are deemed outstanding with respect to this Reporting Person.

Percent of class:

Pardeep Nijhawan Medicine Professional Corporation (1)	22.3%
The Digestive Health Clinic Inc. (2)	2.3%
Pardeep Nijhawan (3)	34.4%
1968160 Ontario Inc. (2)	3.9%

(1)
Based on a total of 9,577,619 Common Shares of the Company outstanding as of September 17, 2020 and an additional 11,570 Common Shares underlying vested Class A and Class B warrants that are deemed outstanding with respect to this Reporting Person.

(2)
Based on a total of 9,577,619 Common Shares of the Company outstanding as of September 17, 2020.

(3)
Based on a total of 9,577,619 Common Shares of the Company outstanding as of September 17, 2020, and an additional 48,480 Common Shares underlying vested share options and an additional 11,570 Common Shares underlying vested Class A and Class B warrants that are deemed outstanding with respect to this Reporting Person.

SCHEDULE 13D

Number of shares as to which such person has:

(i)
Sole power to vote or to direct the vote:

Pardeep Nijhawan Medicine Professional Corporation	0 shares
The Digestive Health Clinic Inc.	0 shares
Pardeep Nijhawan	585,792 shares
1968160 Ontario Inc.	0 shares

(ii)
Shared power to vote or to direct the vote:

Pardeep Nijhawan Medicine Professional Corporation	2,135,594 shares
The Digestive Health Clinic Inc.	224,094 shares
Pardeep Nijhawan	2,731,415 shares
1968160 Ontario Inc.	371,727 shares

(iii)
Sole power to dispose or to direct the disposition of:

Pardeep Nijhawan Medicine Professional Corporation	0 shares
The Digestive Health Clinic Inc.	0 shares
Pardeep Nijhawan	585,792 shares
1968160 Ontario Inc.	0 shares

(iv)
Shared power to dispose or to direct the disposition of:

Pardeep Nijhawan Medicine Professional Corporation	2,135,594 shares
The Digestive Health Clinic Inc.	224,094 shares
Pardeep Nijhawan	2,731,415 shares
1968160 Ontario Inc.	371,727 shares

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the Common Shares of the Issuer during the past 60 days.

(d)-(e) Not applicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 3 does not amend the information previously provided in response to this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit No.
Description

1
Joint Filing Agreement, dated as of September 18, 2020 by and among (i) Pardeep Nijhawan Medicine Professional Corporation, formed in Ontario, Canada, (ii) The Digestive Health Clinic Inc., formed in Ontario, Canada, (iii) 1968160 Ontario Inc., formed in Ontario, Canada, and (iv) Dr. Pardeep Nijhawan, an individual.

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARDEEP NIJHAWAN MEDICINE PROFESSIONAL CORPORATION

Date: September 18, 2020	By:	/s/ Pardeep Nijhawan
	Name:	Pardeep Nijhawan
	Title:	Chief Executive Officer

THE DIGESTIVE HEALTH CLINIC INC.

Date: September 18, 2020	By:	/s/ Pardeep Nijhawan
	Name:	Pardeep Nijhawan
	Title:	Chief Executive Officer

Date: September 18, 2020	By:	/s/ Pardeep Nijhawan

1968160 ONTARIO INC.

Date: September 18, 2020	By:	/s/ Pardeep Nijhawan
	Name:	Pardeep Nijhawan
	Title:	Chief Executive Officer